Q4 FY12 MANAGEMENT PRESENTATION 21 May 2012 Exhibit 99.4

DISCLAIMER
2
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others.
Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private
Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and
Investments Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven
Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
statements about product or environmental liabilities; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and
Exchange Commission on 29 June 2011, as  amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws;
risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

AGENDA
Overview and Operating Review – Louis Gries, CEO
Financial Review – Russell Chenu, CFO
Questions and Answers
3
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 51. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments and ASIC expenses”, “EBIT margin excluding asbestos, asset impairments and ASIC expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments,
ASIC expenses, and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate excluding asbestos, asset impairments and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year of the current fiscal year versus the 4th quarter and full year of the prior fiscal year.

OPERATING REVIEW Louis Gries, CEO

5
The net operating result excluding asbestos, ASIC expenses, asset impairments and tax adjustments for the full year increased 20% to US$140.4 million
The 4th quarter and full year results include an income tax benefit of US$485.2 million resulting from RCI’s successful appeal of the ATO’s 1999 disputed amended assessment
1 Comparisons are of the 4th quarter and full year of the current fiscal year versus the 4th quarter and full year of the prior fiscal year
2 The  4
th
quarter and full year results of the current fiscal year include an income tax benefit of US$485.2 million resulting primarily from  amounts refunded by the ATO and reversal of the provision for the unpaid amended assessment in relation to RCI’s appeal that finalised in RCI’s favour. Prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 assessment. Readers are referred to Note 14 of the consolidated financials for further information
Q4 Q4%  %
FY 2012 FY 2011 Change FY 2012 FY 2011 Change
Net operating profit (loss)
2
480.7 (1.8) - 604.3 (347.0) -
Net operating profit excluding asbestos, asset
impairments, ASIC expenses and tax adjustments
32.1 33.3 (4) 140.4 116.7 20
Diluted earnings per share excluding asbestos, asset
impairments, ASIC expenses and tax adjustments (US cents)
7.3 7.6 (4) 32.1 26.7 20
US$ Millions
GROUP OVERVIEW
1

USA AND EUROPE FIBRE CEMENT
4th Quarter Result
Net Sales up 12% to US$220.7 million
Sales Volume up 14% to 351.2 mmsf
Average Price  down 2% to US$628 per msf
EBIT down 5% to US$36.4 million
EBIT Margin down 3.0 pts to 16.5%
6
1  Comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year
2  Excludes impairment charge of US$14.3 million
2
2

USA AND EUROPE FIBRE CEMENT
Full Year Result
Net Sales up 6% to US$862.0 million
Sales Volume up 7% to 1,331.8 mmsf
Average Price  down 1% to US$647 per msf
EBIT up 1% to US$162.7 million
EBIT Margin down 0.8 pts to 18.9%
7
1  Comparisons are of the full year of the current fiscal year versus the full year of the prior fiscal year
2   Excludes impairment charge of US$14.3 million
2

1

USA AND EUROPE FIBRE CEMENT Average Net Sales Price (US dollars) US$647 360 400 440 480 520 560 600 640 680 FY06 FY07 FY08 FY09 FY10 FY11 FY12 8

1 Excludes impairment charges of US$45.6 million in Q4 FY08 and US$14.3 million in Q4 FY12

EBIT and EBIT Margin
1
EBIT
EBIT Margin
USA AND EUROPE FIBRE CEMENT
0
5
10
15
20
25
30
35
0
20
40
60
80
100
120
140
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12

Primary Growth Performance
All market and market share figures are management‘s estimates.

USA AND EUROPE FIBRE CEMENT
-40%
-30%
-20%
-10%
0%
10%
20%
30%
Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411 Q112 Q212 Q312 Q412
%JHBP Growth (sdft) NC/R&R Growth
Rolling 4Qtr - JHBP Growth (sdft) Rolling 4Qtr - NC/R&R Growth

ASIA PACIFIC FIBRE CEMENT
4th Quarter Result
Net Sales down   2% to US$88.6 million
Sales Volume down 8% to 94.1 mmsf
Average Price  up 1% to A$891 per msf
EBIT down 26% to US$14.3 million
EBIT Margin down 5.3 pts to 16.1%
11
1
Comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year
1

ASIA PACIFIC FIBRE CEMENT
Full Year Result
Net Sales up   6% to US$375.5 million
Sales Volume down 4% to 392.3 mmsf
Average Price  flat at A$916 per msf
EBIT up 1% to US$80.3 million
EBIT Margin down 1.1 pts to 21.4%
12
1
Comparisons are of the full year of the current fiscal year versus the full year of the prior fiscal year
1

GROUP 4
th
QUARTER SUMMARY
13
1
Comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year
USA and Europe Fibre Cement results reflected:
Demand stabilising at levels above last year
Lower average net sales price and higher fixed manufacturing and organisational costs, partially offset by higher sales volume, some lower input costs and improved plant performance
Market and category share gains
Asia Pacific Fibre Cement results reflected:
Weak operating environments in the Asia Pacific region, particularly Australia and
New Zealand
Lower sales volume and higher input costs
Partially offset by price increases
1

TOTAL USA HOUSING STARTS – US CENSUS 14 Source: US Census Bureau - New Privately-Owned Housing Units Started U.S. Housing Starts Calendar Quarters

GROUP OUTLOOK
United States
While some encouraging industry data points emerged during the final quarter of the
2012 financial year, the company is planning for the market to be up only slightly over the prior year
Pulp and freight costs are expected to remain at elevated levels when compared to historic long-term averages
Company initiatives, such as increased penetration in repair and remodel, and our
Colorplus, non-metro markets and job pack strategies, are on track to continue our positive primary demand growth
Asia Pacific
Australia: notwithstanding the softening operating environment, the Australian business remains positioned to continue to win market and category share
New Zealand: activity in the housing construction industry remains subdued

GROUP OUTLOOK
Key Priorities
The company’s key medium term priorities in the US are:
Grow primary demand and exterior cladding market share – with focus on repair and remodel and non-metro markets
Increase market penetration of our ColorPlus
®
and Trim products
Continue to rollout our job pack distribution model
Overall Group Strategy
The company’s focus is to:
Deliver primary demand growth
Continue to shift to a higher value product mix
Increase manufacturing efficiency
Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate

FINANCIAL REVIEW Russell Chenu, CFO

OVERVIEW
Highlights
Strong net operating cash flow and the favourable ATO decision has enabled a further reduction in net debt from US$40.4 million at 31 March 2011 to a net cash position of
US$265.4 million at 31 March 2012
10 February 2012 decision of the High Court of Australia to deny ATO’s application for leave to appeal finalized the matter in RCI’s favour. On 27 February 2012, the company received a refund of US$265.8 million.  On 7 March 2012, the company received an additional US$130.5 million for interest income on the amounts taken to have been overpaid
During the 4
th
quarter the company recognized a US$485.2 million benefit within income tax expense with regard to the ATO matter
As of 31 March 2012, the company had repurchased 3.4 million shares at an aggregate cost of A$19.1 million (US$19.0 million) and an average price paid per security of
A$5.59 (US$5.55).  The company did not purchase any shares during the fourth quarter
Dividend of US38.0 cents per security to be paid on 23 July 2012

1  After funding US$138.7 million early payment to AICF
1

Favourable impact from translation of Asia Pacific results – Q4 FY12 vs
Q4 FY11
Unfavourable impact on corporate costs incurred in Australian dollars – Q4
FY12 vs Q4 FY11
Unfavourable impact from translation of asbestos liability balance – 31 March
2012 vs 31 March 2011
19
Earnings Balance Sheet
N/A
N/A
CONSEQUENCES OF CHANGES – A$ VERSUS US$

1  4 quarter 2012 includes US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment, quarter 2011 includes a charge of US$32.6 million arising from the company’s corporate structure simplification
RESULTS – Q4
US$ Millions  Q4 '12 Q4 '11 % Change
Net sales  309.3 288.4 7
Gross profit  95.6 96.9 (1)
SG&A expenses  (48.9) (43.0) (14)
Research & development expenses  (8.8) (8.4) (5)
Impairment charge (14.3) - -
Asbestos adjustments  (31.0) 5.3 -
EBIT  (7.4) 50.8 -
Net interest expense (3.7) (1.1) -
Other income 3.5 0.9 -
Income tax benefit (expense) 488.3 (52.4) -
Net operating profit (loss)  480.7 (1.8) -
th
th
1
4

RESULTS – Q4 (CONTINUED)
21 21
1 Includes AICF SG&A expenses and interest income
2  4   quarter 2012 includes US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended
assessment, 4   quarter 2011 includes a charge of US$32.6 million arising from the company’s corporate structure simplification th
th
US$ Millions  Q4 '12 Q4 '11 % Change
Net operating profit (loss) 480.7 (1.8) -
Asbestos:
Asbestos adjustments  31.0 (5.3) -
Other asbestos   (0.6) (1.4) 57
Tax (benefit) expense related to asbestos
adjustments
(2.6) 6.3 -
ASIC related expenses 0.1 0.7 (86)
Asset impairments (net of tax) 9.3 - -
Tax adjustments (485.8) 34.8 -
Net operating profit excluding asbestos, ASIC
expenses, impairment charges and tax
adjustments
32.1 33.3 (4)
1
2

1 Fiscal year 2012 includes US$485.2 million  income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment.
Fiscal year 2011 includes a charge of US$345.2 million resulting from the dismissal by the Federal Court of  Australia of RCI’s appeal of the ATO’s disputed
1999 amended assessment  and a charge of US$32.6 million arising from the company’s corporate structure simplification
US$ Millions
FY 2012 FY 2011 % Change
Net sales  1,237.5 1,167.0 6
Gross profit  407.0 391.9 4
SG&A expenses  (191.0) (173.4) (10)
Research & development expenses  (30.4) (28.0) (9)
Impairment charge (14.3) - -
Asbestos adjustments  (15.8) (85.8) 82
EBIT  155.5 104.7 49
Net interest expense (7.4) (4.4) (68)
Other income (expense) 3.0 (3.7) -
Income tax benefit (expense) 453.2 (443.6) -
Net operating profit (loss) 604.3 (347.0) -
1
RESULTS – FULL YEAR

US$ Millions
FY 2012 FY 2011 % Change
Net operating profit (loss) 604.3 (347.0) -
Asbestos:
Asbestos adjustments  15.8 85.8 (82)
Other asbestos (0.5) (2.1) 76
Tax (benefit) expense related to asbestos
adjustments
(2.7) 6.9 -
ASIC related expenses (recoveries) 1.1 (7.6) -
Asset impairments (net of tax) 9.3 - -
Tax adjustments (486.9) 380.7 -
Net operating profit excluding asbestos, ASIC
expenses, asset impairments and tax
adjustments
140.4 116.7 20
1
2
RESULTS – FULL YEAR (CONTINUED)
23 23
1 Fiscal year 2012 includes US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment.
Fiscal year 2011 includes a charge of US$345.2 million resulting from the dismissal by the Federal Court of  Australia of RCI’s appeal of the ATO’s disputed
1999 amended assessment. and a charge of US$32.6 million arising from the company’s corporate structure simplification

24 SEGMENT NET SALES – Q4 US$ Millions Q4 '12 Q4 '11 % Change USA and Europe Fibre Cement 220.7 197.7 12 Asia Pacific Fibre Cement 88.6 90.7 (2) Total 309.3 288.4 7

25 SEGMENT NET SALES – FULL YEAR US$ Millions FY 2012 FY 2011 % Change USA and Europe Fibre Cement 862.0 814.0 6 Asia Pacific Fibre Cement 375.5 353.0 6 Total 1,237.5 1,167.0 6

SEGMENT EBIT– Q4
US$ Millions
Q4 ’12 Q4 ’11 % Change
USA and Europe Fibre Cement 36.4 38.5 (5)
Asia Pacific Fibre Cement 14.3 19.4 (26)
Research & development (5.5) (6.1) 10
Total segment EBIT excluding asset impairments 45.2 51.8 (13)
General corporate excluding asbestos and ASIC
expenses
(6.7) (5.0) (34)
Total EBIT excluding asbestos, ASIC
expenses and asset impairments 38.5 46.8 (18)
Asbestos adjustments (31.0) 5.3 -
AICF SG&A expenses (0.5) (0.5) -
ASIC expenses (0.1) (0.8) 88
Asset impairments (14.3) - -
Total EBIT (7.4) 50.8 -
1
1
Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units.

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units.

SEGMENT EBIT– FULL YEAR
US$ Millions
FY 2012 FY 2011 % Change
USA and Europe Fibre Cement 162.7 160.3 1
Asia Pacific Fibre Cement 80.3 79.4 1
Research & development (20.7) (20.1) (3)
Total segment EBIT excluding asset impairments 222.3 219.6 1
General corporate excluding asbestos and ASIC
expenses
(32.8) (35.6) 8
Total EBIT excluding asbestos, ASIC
expenses and asset impairments 189.5 184.0 3
Asbestos adjustments (15.8) (85.8) 82
AICF SG&A expenses (2.8) (2.2) (27)
ASIC (expenses) recoveries (1.1) 8.7 -
Asset impairments (14.3) - -
Total EBIT 155.5 104.7 49
1

US$ Millions
Operating (loss) profit before income taxes
(7.6) 50.6
Asbestos:
Asbestos adjustments
31.0 (5.3)
Other asbestos
(0.6) (1.4)
Asset impairments
14.3 -
Operating profit before income taxes excluding asbestos
and asset impairments  37.1 43.9
Income tax benefit (expense)
Asbestos:
Tax (benefit) expense related to asbestos adjustments (2.6) 6.3
Tax benefit related to asset impairments (5.0) -
Tax adjustments
(485.8) 34.8
Income tax expense excluding tax adjustments
(5.1) (11.3)
Effective tax rate excluding asbestos, asset impairments
and tax adjustments 13.7% 25.7%
Q4 '12 Q4 '11
488.3 (52.4)
1
2
1 Includes AICF SG&A expenses and interest income
2  4   quarter 2012 includes US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment, 4 quarter 2011 includes a charge of US$32.6 million arising from the company’s corporate structure simplification
INCOME TAX EXPENSE – Q4
th
th

1 Includes AICF SG&A expenses and  interest income
2 Fiscal year 2012 includes US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment. Fiscal year 2011 includes a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment and a charge of US$32.6 million arising from the company’s corporate structure simplification
INCOME TAX EXPENSE – FULL YEAR
US$ Millions FY 2012 FY 2011
Operating profit before income taxes
151.1 96.6
Asbestos:
Asbestos adjustments
15.8 85.8
Other asbestos
1
(0.5) (2.1)
Asset impairments 14.3 -
Operating profit before income taxes excluding asbestos
and asset impairments 180.7 180.3
Income tax benefit (expense) 453.2 (443.6)
Asbestos:
Tax (benefit) expense related to asbestos adjustments (2.7) 6.9
Tax benefit related to asset impairments (5.0) -
Tax adjustments
2
(486.9) 380.7
Income tax expense excluding tax adjustments
(41.4) (56.0)
Effective tax rate excluding asbestos, asset impairments
and tax adjustments 22.9% 31.1%

CASHFLOW
1
US$ Millions
FY 2012 FY 2011
EBIT
155.5 104.7
Non-cash items:
Asbestos adjustments 15.8 85.8
Other non-cash items 73.0 51.0
Net working capital movements 82.1 (21.4)
Cash Generated By Trading Activities 326.4 220.1
Tax refunds (payments), net 238.1 (38.7)
Change in other non-trading assets and liabilities (127.1) 40.7
Change in asbestos-related assets & liabilities (140.5) (2.1)
Payment to the AICF (51.5) (63.7)
Impairment charge 14.3 -
Interest paid (net) (11.2) (9.1)
Net Operating Cash Flow Before Anticipated AICF Contribution
248.5 147.2
Restricted Cash - for contribution to the AICF April 2012 138.7 -
Net Operating Cash Flow 387.2 147.2
Purchases of property, plant & equipment (35.8) (50.3)
Proceeds from sale of property, plant & equipment 0.3 0.7
Deposit on acquisition (14.4) -
Common stock repurchased and cancelled (19.0) -
Dividends paid (17.4) -
Equity issued 11.0 5.3
Effect of exchange rate on cash (6.1) (8.5)
Movement In Net Cash (Debt) 305.8 94.4
Beginning Net Cash (Debt) (40.4) (134.8)
Ending Net Cash (Debt)  265.4 (40.4)
1 Comparisons are of the full year of the current fiscal year versus the full year of the prior fiscal year

DIVIDEND
The company announced today an ordinary dividend of US38.0 cents per security
The full year dividend is US42.0 cents per security
The full year dividend is at the top end of the dividend payout ratio of 20% to
30% announced by the company in May 2011
The company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet
This may be achieved, in part, with an increase in the dividend payout ratio

Net cash of US$265.4 million compared to net debt of US$40.4 million at 31 March 2011
Weighted average remaining term of total facilities was 0.9 years at 31 March 2012, down from
1.9 years at 31 March 2011
James Hardie remains well within its financial debt covenants
32
At 31 March 2012
DEBT
US$ Millions
Total facilities 280.0
Gross debt -
Cash  265.4
Net debt (cash) (265.4)
Unutilised facilities and cash  545.4

LEGACY ISSUES UPDATE
On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs
The ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court dismissed the ATO’s application, thus finalising the matter in RCI’s favour
The ATO paid a total refund of US$396.3 million (A$369.8 million) in the fourth quarter.
The fourth quarter and full year results reflect a benefit of US$485.2 million (A$452.9 million), which represents the total amount refunded by the ATO and the reversal of the provision for the unpaid portion of the amended assessment, partially offset by taxes payable on general interest charges previously deducted and interest on overpayment of tax
The company has commenced recovery of a portion of the legal costs incurred in litigating the amended assessment
On 2 April 2012, the company made an early contribution of US$138.7 million to the AICF which represents 35% of the cash received from the ATO in the fourth quarter
ATO – RCI successful in its appeal of the 1999 disputed amended tax assessment

ASIC Proceedings
The High Court of Australia delivered its judgment in the appeals and cross appeals against the December 2010 decision of the New South Wales Court of Appeal on 3
May 2012
James Hardie did not appeal the NSW Court of Appeal’s decision, so it was not party to the High Court proceedings
The High Court upheld ASIC’s appeal and dismissed a former officer’s appeal against the court of appeal’s decision
The High Court remitted the matter back to the NSW Court of Appeal for further consideration of claims to be excused from liability, penalty and disqualification and on certain questions concerning costs
The High Court’s decision will have some cost implications for James Hardie but the company will not be able to assess those until the Court of Appeal has delivered its judgment on the outstanding issues
LEGACY ISSUES UPDATE (CONTINUED)

Updated actuarial report completed as at 31 March 2012
Discounted central estimate increased to A$1.580 billion from A$1.478 billion
As per AFFA, a contribution of approximately US$184.1 million would have been due to  AICF in July 2012. However, an early contribution of US$138.7 million was made by James Hardie to AICF on 2 April 2012, and the remaining estimated US$45.4 million payment will be paid in July 2012.
UPDATED ACTUARIAL ESTIMATE

ASBESTOS COMPENSATION FUNDING ARRANGEMENTS
31-Mar-12 31-Mar-11
1,580.1 1,477.6
(267.0) (113.3)
44.3 55.2
25.9 27.8
(32.7) (1.2)
2.1 2.5
(446.5) (464.9)
906.2 983.7
1.0402 1.0334
942.6 1,016.6
Net accounting liability under AFFA
A$ millions
(except where stated)
Central Estimate – Discounted
Discounting and inflation allowance
Net post-tax unfunded liability in A$
Exchange rate A$ to US$
Net post-tax unfunded liability in US$ millions
Provision for claims handling costs of AICF
Other US GAAP adjustments
Net assets of AICF
Contributions for asbestos research and education
Effect of tax

37 UPDATED ACTUARIAL ESTIMATE

AICF holdings at 31 March 2012
A$62.5 million – cash and short-term investments (A$59.9 million at 31 March
2011)
Net claims paid full year FY 2012:
Note: On 17 February 2012 AICF borrowed A$29.7 million under the secured standby loan facility with the NSW Government. On 3 April 2012
AICF repaid all amounts outstanding including accrued interest. JHISE is not a guarantor of, party to, or security provider in respect of the facility.
*FY 2012 Actuarial Estimate as at 31 March 2011
ASBESTOS COMPENSATION FUNDING ARRANGEMENTS
Claims Paid 88.2 95.6 91.3
Legal Costs 10.9 10.9 9.3
Insurance and cross claim recoveries (23.8) (12.5) (24.2)
Total net claims costs 75.3 94.0 76.4
A$ Millions
AICF
Full Year
2011
AICF
Full Year
2012
KPMG
Actuarial
Estimate For
FY 2012*

* Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries, tax adjustments and impairment charge
2 Excludes asbestos adjustments, AICF SG&A expenses,  ASIC expenses/recoveries and impairment charge
3 Excludes payments under the AFFA
39
*
KEY RATIOS
FY2012 FY 2011 FY 2010
EPS (Diluted)
32.1c 26.7c 30.5c
Dividend Paid per share
4.0c N/A N/A
Return on Shareholders’ Funds
10.9% 10.0% 13.3%
Return on Capital Employed
20.4% 19.7% 17.4%
EBIT/ Sales (EBIT margin)
15.3% 15.8% 18.6%
Gearing Ratio
-24.5% 3.2% 10.9%
Net Interest Expense Cover
23.8x 22.9x 28.6x
Net Interest Paid Cover
23.7x 21.8x 29.0x
Net Debt Payback
- 0.2yrs 0.7yrs
1, 3
1, 3
2, 3
2
1
2
2

SUMMARY
1
Comparisons are of the 4
th
quarter and full year of the current fiscal year versus the 4 th
quarter and full year of the prior fiscal year
Net operating profit, excluding asbestos, asset impairments, ASIC expenses and tax adjustments for the 4th quarter and full year was US$32.1 million and US$140.4 million, respectively
Full year results reflected:
Moderately improved US and slowing Asia Pacific operating environments
Higher sales volumes in US and Europe segment due to gains in market and category share, offset by a reduction in average net sales price and higher organisational costs
Higher SG&A expenses for full year primarily due to US$10.3 million third party recovery in prior year and higher employment and administrative expenses in US and Europe segment in 4
th
quarter of current year
Appreciation of Asia Pacific business’ currencies against US dollar
1

QUESTIONS

APPENDIX

Aggressively grow demand for our products in targeted market segments
Grow our overall market position while defending our share in existing market segments
Offer products with superior value to that of our competitors
Introduce differentiated products to deliver a sustainable competitive advantage

GLOBAL STRATEGY

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume
Housing Starts
JH Revenue

GENERAL CORPORATE COSTS – Q4

US$ Millions
% Change
Stock compensation expense 2.7 2.3 (17)
Other costs 4.0 2.7 (48)
General corporate costs excluding ASIC
expenses 6.7 5.0 (34)
ASIC related expenses  0.1 0.8 88
General corporate costs 6.8 5.8 (17)
Q4 '12 Q4 '11

GENERAL CORPORATE COSTS – FULL YEAR
US$ Millions
FY 2012 FY 2011
% Change
Stock compensation expense 11.1 11.3 2
Other costs 21.7 22.5 4
General corporate costs excluding ASIC
expenses and domicile change related
costs 32.8 33.8 3
ASIC related expenses (recoveries) 1.1 (8.7) -
Domicile change related costs - 1.8 -
General corporate costs 33.9 26.9 (26)
*FY2011 includes US$10.3 million recovery from third parties

EBITDA – Q4
US$ Millions
Q4 ’12 Q4 ’11 % Change
EBIT
USA and Europe Fibre Cement
36.4 38.5 (5)
Asia Pacific Fibre Cement
14.3 19.4 (26)
Research & development
(5.5) (6.1) 10
General corporate excluding asbestos, ASIC expenses and
asset impairments (6.7) (5.0) (34)
Depreciation and Amortisation
USA and Europe Fibre Cement
14.7 13.3 11
Asia Pacific Fibre Cement
2.7 2.7 -
Total EBITDA excluding asbestos,  ASIC expenses and
asset impairments 55.9 62.8 (11)
Asbestos adjustments
(31.0) 5.3 -
AICF SG&A expenses
(0.5) (0.5) -
Asset impairments
(14.3) -
ASIC expenses
(0.1) (0.8) -
Total EBITDA
10.0 66.8 (85)

EBITDA – FULL YEAR
US$ Millions
FY 2012 FY 2011 % Change
EBIT
USA and Europe Fibre Cement
162.7 160.3 1
Asia Pacific Fibre Cement
80.3 79.4 1
Research & development
(20.7) (20.1) (3)
General corporate excluding asbestos, ASIC expenses and
asset impaiments (32.8) (35.6) 8
Depreciation and Amortisation
USA and Europe Fibre Cement
54.5 52.9 3
Asia Pacific Fibre Cement
10.7 10.0 7
Total EBITDA excluding asbestos, ASIC expenses and
asset impairments 254.7 246.9 3
Asbestos adjustments (15.8) (85.8) 82
AICF SG&A expenses (2.8) (2.2) (27)
ASIC (expenses) recoveries
(1.1) 8.7
Asset impairments
(14.3) - -
Total EBITDA
220.7 167.6 32

49 CAPITAL EXPENDITURE US$ Millions FY 2012 FY 2011 % Change USA and Europe Fibre Cement 29.1 40.4 (28) Asia Pacific Fibre Cement 6.7 9.9 (32) Total 35.8 50.3 (29)

NET INTEREST EXPENSE
US$ Millions
Q4 ’12 Q4 ’11 FY 2012 FY 2011
Gross interest expense (0.8) (2.0) (3.7) (5.2)
Interest income 0.3 0.1 0.5 0.4
Realised loss on interest rate swaps (4.3) (1.1) (7.5) (3.9)
Net interest expense excluding AICF interest income (4.8) (3.0) (10.7) (8.7)
AICF interest income 1.1 1.9 3.3 4.3
Net interest expense (3.7) (1.1) (7.4) (4.4)

This Management Presentation forms part of a package of information about the company’s results.  It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated
Financial Statements.
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics.
AFFA – Amended and Restated Final Funding Agreement.
AICF – Asbestos Injuries Compensation Fund Ltd.
ASIC – Australian Securities and Investments Commission.
ATO – Australian Taxation Office.
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp.
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit - is equivalent to the US GAAP measure of income.
Net operating profit - is equivalent to the US GAAP measure of net income.

ENDNOTES

Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents.
Return on Capital employed – EBIT divided by gross capital employed.

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos, asset impairments and ASIC expenses–
EBIT and EBIT margin excluding
asbestos, asset impairments and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
53
NON-US GAAP FINANCIAL MEASURES
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ (7.4) $ 50.8 $ 155.5 $ 104.7
Asbestos:
Asbestos adjustments 31.0 (5.3) 15.8 85.8
AICF SG&A expenses 0.5 0.5 2.8 2.2
Asset impairments 14.3 - 14.3 -
ASIC related expenses (recoveries) 0.1 0.8 1.1 (8.7)
EBIT excluding asbestos, asset impairments and
ASIC expenses 38.5 46.8 189.5 184.0
Net sales $ 309.3 $ 288.4 $ 1,237.5 $ 1,167.0
EBIT margin excluding asbestos, asset
impairments and ASIC expenses 12.4% 16.2% 15.3% 15.8%

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments– Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under
US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
54
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
1
The current full year included US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment, the prior year results included a charge of US$345.2 million resulting from the dismissal by the Federal Court of  Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed  consolidated  financial statements for further information.
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating profit (loss) $ 480.7 $ (1.8) $ 604.3 $ (347.0)
Asbestos:
Asbestos adjustments 31.0 (5.3) 15.8 85.8
AICF SG&A expenses 0.5 0.5 2.8 2.2
AICF interest income (1.1) (1.9) (3.3) (4.3)
Tax (benefit) expense related to asbestos
adjustments (2.6) 6.3 (2.7) 6.9
Asset impairments 14.3 - 14.3 -
ASIC related expenses (recoveries) 0.1 0.7 1.1 (7.6)
Tax benefit related to asset impairments (5.0) - (5.0) -
Tax adjustments (485.8) 34.8 (486.9) 380.7
Net operating profit excluding asbestos, asset
impairments, ASIC expenses and tax adjustments $ 32.1 $ 33.3 $ 140.4 $ 116.7
1

Non-US GAAP Financial Measures (continued)
Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments– Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share.
Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
55
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating profit excluding asbestos, asset
impairments, ASIC expenses and tax adjustments $ 32.1 $ 33.3 $ 140.4 $ 116.7
Weighted average common shares outstanding -
Diluted (millions) 437.5 437.7 437.9 437.5
Diluted earnings per share excluding asbestos, asset
impairments, ASIC expenses and tax adjustments
(US cents) 7.3 7.6 32.1 26.7

Effective tax rate excluding asbestos, asset impairments and tax adjustments– Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
56
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
¹
The current full year included US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment, the prior year results included a charge of US$345.2 million resulting from the dismissal by the Federal Court of  Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed  consolidated  financial statements for further information.
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Operating (loss) profit before income taxes $ (7.6) $ 50.6 $ 151.1 $ 96.6
Asbestos:
Asbestos adjustments 31.0 (5.3) 15.8 85.8
AICF SG&A expenses 0.5 0.5 2.8 2.2
AICF interest income (1.1) (1.9) (3.3) (4.3)
Asset impairments 14.3 - 14.3 -
Operating profit before income taxes excluding
asbestos and asset impairments $ 37.1 $ 43.9 $ 180.7 $ 180.3
Income tax benefit (expense) 488.3 (52.4) 453.2 (443.6)
Asbestos:
Tax (benefit) expense related to asbestos adjustments (2.6) 6.3 (2.7) 6.9
Tax benefit related to asset impairments (5.0) - (5.0) -
Tax adjustments (485.8) 34.8 (486.9) 380.7
Income tax expense excluding tax adjustments (5.1) (11.3) (41.4) (56.0)
Effective tax rate excluding asbestos, asset impairments
and tax adjustments 13.7% 25.7% 22.9% 31.1%
1

EBITDA–
is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly,
EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
57
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ (7.4) $ 50.8 $ 155.5 $ 104.7
Depreciation and amortisation 17.4 16.0 65.2 62.9
Adjusted EBITDA $ 10.0 $ 66.8 $ 220.7 $ 167.6

General corporate costs excluding ASIC expenses and domicile change related costs–
General corporate costs
excluding ASIC expenses and domicile change related costs is not a measure of financial performance under
US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating  results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
58
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4
US$ Millions FY 2011 FY 2011
General corporate costs $ 6.8 $ 5.8 $ 33.9 $ 26.9
Excluding:
ASIC related (expenses) recoveries (0.1) (0.8) (1.1) 8.7
Domicile change related costs - - - (1.8)
General corporate costs excluding ASIC
expenses and domicile change related costs $ 6.7 $ 5.0 $ 32.8 $ 33.8
FY 2012
Q4
FY 2012

Q4 FY12 MANAGEMENT PRESENTATION 21 May 2012